

September 29, 2010

Mr. Samuel Pilch
Controller
THE ALLSTATE CORPORATION
2775 Sanders Road
Northbrook, IL 60062

Re: THE ALLSTATE CORPORATION
From 10-K for the Period Ended December 31, 2009
Filed February 25, 2010
File No. 001-11840

Dear Mr. Pilch:

We have reviewed your August 5, 2010 response to our verbal comment issued on July 6, 2010 letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Other-Than-Temporary Impairment Evaluation, page 91

1. Please revise your response dated August 5, 2010 to address the following:

   - Clarify what Other means in the tables that show trust-level, class-level and security specific detailed information for your below investment grade Alt-A, Subprime and CMBS securities;
   - Why you believe the recovery value of the security exceeds the current amortized cost despite projected cumulative collateral losses that exceed the average remaining credit enhancement for your Alt-A, Subprime and CMBS securities;
   - Disclose the average loan-to-collateral-value ratio for your Alt-A, Subprime and CMBS securities at their acquisition date and at the most recent balance sheet date;

- Where you rely on the recoverability of your unrealized losses through "reliable bond insurance" for your Subprime securities, disclose the rating of these insurance companies and the insured amount separately by investment grades;
- Describe the assumptions used to estimate future cash flows for Cash flow CLOs and Synthetic CDOs. Your revised disclosures should include cumulative collateral losses, overcollateralization percentages, trends in cumulative collateral losses and overcollateralization percentages, estimated future cash flows, projected weighted average loss severity, projected cumulative collateral losses and significant changes in your assumptions since the securities were acquired. Please also disclose why unrealized losses over 24 months are recoverable for these securities.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant